UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

Monmouth Real Estate Investment Corporation

Name of Issuer

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Matthew T. Moroun
Chairman of the Board
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

1                     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Oakland Financial Corporation (Federal ID #38-3276605)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[X] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		89,894
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		1,446,368*
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		89,894

	10	SHARED DISPOSITIVE POWER

		1,446,368*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,894

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.51%

14	TYPE OF REPORTING PERSON

HC

*	Consists of (i) 89,894 shares owned by Oakland Financial Corporation, (ii) 590,677 shares owned by Liberty Bell Agency, Inc., (iii) 710,303 owned by Cherokee Insurance Company, (iv) 13,632 owned by Erie Manufactured Home Properties, LLC (“Erie”), and (v) 41,862 owned by Matthew T. Moroun as of the close of business on March 21, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Liberty Bell Agency, Inc. (Federal ID #38-2338264)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[X] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	7	SOLE VOTING POWER

NUMBER OF		590,677
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		1,446,368*
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		590,677

	10	SHARED DISPOSITIVE POWER

		1,446,368*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

590,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.35%

14	TYPE OF REPORTING PERSON

CO

*	Consists of (i) 89,894 shares owned by Oakland Financial Corporation, (ii) 590,677 shares owned by Liberty Bell Agency, Inc., (iii) 710,303 owned by Cherokee Insurance Company, (iv) 13,632 owned by Erie Manufactured Home Properties, LLC (“Erie”), and (v) 41,862 owned by Matthew T. Moroun as of the close of business on March 21, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Cherokee Insurance Company (Federal ID#38-3464294)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[X] [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		710,303
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		1,446,368*
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		710,303

	10.	SHARED DISPOSITIVE POWER

		1,446,368*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

710,303

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.02%

14.	TYPE OF REPORTING PERSON

IC

*	Consists of (i) 89,894 shares owned by Oakland Financial Corporation, (ii) 590,677 shares owned by Liberty Bell Agency, Inc., (iii) 710,303 owned by Cherokee Insurance Company, (iv) 13,632 owned by Erie Manufactured Home Properties, LLC (“Erie”), and (v) 41,862 owned by Matthew T. Moroun as of the close of business on March 21, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Erie Manufactured Home Properties, LLC (“Erie”) (Federal ID #38-3153222)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[X] [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		13,632
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		1,446,368*
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH		13,632

	10.	SHARED DISPOSITIVE POWER

		1,446,368*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,632

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.08%

14.	TYPE OF REPORTING PERSON

CO

* Consists of (i) 89,894 shares owned by Oakland Financial Corporation, (ii) 590,677 shares owned by Liberty Bell Agency, Inc., (iii) 710,303 owned by Cherokee Insurance Company, (iv) 13,632 owned by Erie Manufactured Home Properties, LLC (“Erie”), and (v) 41,862 owned by Matthew T. Moroun as of the close of business on March 21, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Matthew T. Moroun, An Individual

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[X] [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		41,862
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		1,446,368*
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		41,862

	10.	SHARED DISPOSITIVE POWER

		1,446,368*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,862

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.24%

14.	TYPE OF REPORTING PERSON

IN

*	Consists of (i) 89,894 shares owned by Oakland Financial Corporation, (ii) 590,677 shares owned by Liberty Bell Agency, Inc., (iii) 710,303 owned by Cherokee Insurance Company, (iv) 13,632 owned by Erie Manufactured Home Properties, LLC (“Erie”), and (v) 41,862 owned by Matthew T. Moroun as of the close of business on March 21, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 4 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 4 amends Amendment No. 3 (as filed on April 4, 2004, “Amendment No. 3”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”), of Monmouth Real Estate Investment Corporation, a Delaware corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendment No. 1, Amendment No. 2, Amendment No. 3, or the original Schedule 13D.

     Items 3, 4, and 5 of Amendment No. 1, Amendment No. 2, Amendment No. 3, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     The first sentence of the first paragraph of Item 3 of Amendment No. 1, Amendment No. 2, Amendment No. 3, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $10,300,000.

     A fifth paragraph is hereby added to Item 3 of Amendment No. 1, Amendment No. 2, and the original Schedule 13D, and amends the fifth paragraph of Amendment No. 3, which paragraph shall read as follows:

     Upon filing the April 4, 2004 Amendment No. 3 to the Statement on Schedule 13D, Oakland, Liberty Bell, and Cherokee collectively owned 1,040,271 shares of Common Stock, or 6.89% of the outstanding shares of Common Stock. At March 21, 2005, Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively owned 1,446,368 shares of Common Stock, or 8.19% of the outstanding shares of Common Stock.

     The increase from 6.89% ownership of the outstanding shares of Common Stock as of the April 4, 2004 filing to 8.19% at March 21, 2005 is attributable to the net effect of:

1)	Issuer issued 2,560,001 (17%) new shares of Common Stock between April 4, 2004 and March 21, 2005, as shares outstanding increased from 15,090,649 to 17,650,650 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively had a net increase in owned shares of Common Stock of 406,097 shares, increasing their collective owned shares by 39% from 1,040,271 shares at April 4, 2004 to 1,446,368 shares at March 21, 2005.

Item 4. Purpose of Transaction.

     The first sentence of the first paragraph of Item 4 of Amendment No. 1, Amendment No. 2, Amendment No. 3, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun had net acquisitions of 406,097 shares of Common Stock between April 4, 2004 and March 21, 2005, bringing their total ownership of the outstanding shares of Common Stock to approximately 8.19%, up from 6.89% at April 4, 2004.

Item 5. Interest in Securities of the Issuer.

     Paragraphs (a), (b), and (c) of Item 5 of Amendment No. 1, Amendment No. 2, Amendment No. 3, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a) As of March 21, 2005, Oakland owned 89,894 shares of Common Stock, or approximately 0.51% of the outstanding shares of Common Stock, Liberty Bell owned 590,677 shares of Common Stock, or approximately 3.35% of the outstanding shares of Common Stock, Cherokee owned 710,303 shares, or approximately 4.02% of the outstanding shares of Common Stock, Erie owned 13,632 shares, or approximately 0.08% of the outstanding shares of Common Stock, and Matthew T. Moroun owned 41,862 shares, or approximately 0.24% of the outstanding shares of Common Stock. On a collective basis, as of March 21, 2005, the reporting persons beneficially owned an aggregate of approximately 8.19% of the outstanding shares of Common Stock.

     The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended December 31, 2004. The total number of outstanding shares of Common Stock owned by Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun does not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan (“DRP”) after March 21, 2005.

     (b) As of March 21, 2005, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 89,894 shares of Common Stock, or approximately 0.51% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 590,677 shares of Common Stock, or approximately 3.35% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 710,303 shares of Common Stock, or approximately 4.02% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 13,632 shares of Common Stock, or approximately 0.08% of the outstanding shares of Common Stock, and Matthew T. Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 41,862 shares of Common Stock, or approximately 0.24% of the outstanding shares of Common Stock.

     (c) During the 60-day period preceding the date of this Amendment No. 4, Oakland acquired 11,604 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.25 per share to $8.51 per share, for a total cost of $97,586.

     During the 60-day period preceding the date of this Amendment No. 4, Liberty Bell acquired 12,605 shares of Common Stock through open market and/or DRP purchases at a cost of $8.25 per share, for a total cost of $103,995.

     During the 60-day period preceding the date of this Amendment No. 4, Cherokee acquired 30,877 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.25 per share to $8.50 per share, for a total cost of $260,968.

     During the 60-day period preceding the date of this Amendment No. 4, Erie acquired 6,235 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.25 per share to $8.59 per share, for a total cost of $53,484.

     During the 60-day period preceding the date of this Amendment No. 4, Matthew T. Moroun acquired 3,126 shares of Common Stock through open market and/or DRP purchases at a cost of $8.25 per share, for a total cost of $25,791.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2005

OAKLAND FINANCIAL CORPORATION

By: /s/  Mark J. Dadabbo
Name: Mark J. Dadabbo
Title: President

LIBERTY BELL AGENCY, INC.

By: /s/  Mark J. Dadabbo
Name: Mark J. Dadabbo
Title: President

CHEROKEE INSURANCE COMPANY

By: /s/  Mark J. Dadabbo
Name: Mark J. Dadabbo
Title: President

ERIE MANUFACTURED HOME PROPERTIES, LLC

By: /s/  Mark J. Dadabbo
Name: Mark J. Dadabbo
Title: President

MATTHEW T. MOROUN

By: /s/  Matthew T. Moroun
Name: Matthew T. Moroun, An Individual